400 Collins Road NE
Cedar Rapids, IA 52498

February 27, 2013

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:     Rockwell Collins, Inc.
Form 10-K for the fiscal year ended September 30, 2012 (our Form 10-K)
Filed November 13, 2012
File No. 001-16445

Dear Mr. Dobbie:
On behalf of Rockwell Collins, Inc. (the Company), we are responding to the comments of the staff (the Staff) of the Securities and Exchange Commission (the SEC or the Commission) dated February 15, 2013 with respect to the above referenced filing (the Comment Letter).

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in our disclosure in response to Staff comments preclude the Commission from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter, with the Staff's comments presented in bold text. The Company's response is presented below the comment under the heading “Response.”

Legal Proceedings, page 14

1.We note the statement that the disposition of matters that are pending or asserted “could possibly be material to the results of operations or cash flows of any one quarter.” Please tell us how you concluded that you were not required by Item 103 of Regulation S-K to include disclosure for any of the potentially material matters. Please also confirm that you will revise your disclosure in future filings to clarify, if true, that the company has no material pending legal proceedings.

Response:
While we stated that legal proceedings “could possibly be material to the results of operations or cash flows of any one quarter,” we were comfortable after our review of pending or asserted lawsuits, claims and proceedings and other applicable disclosure controls and procedures in concluding that we were not required by Item 103 of Regulation S-K to include disclosure for any legal proceedings. We sought to be clear on this point when we disclosed on page 14 of our Form 10-K that “management believes the disposition of matters that are pending or asserted will not have a material adverse effect on our business or financial condition.” In any event, we confirm that we will revise our disclosure in future filings to clarify, if true, that the company has no material pending legal proceedings.

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If you require additional information, please contact Vaughn Klopfenstein, Associate General Counsel, Corporate and Assistant Secretary, at (319) 295-4377. You may also contact me at (319) 295-7210.

Sincerely,
/s/ Patrick E. Allen
Patrick E. Allen
Senior Vice President and Chief Financial Officer
Rockwell Collins, Inc.